Exhibit 12

AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2004	2003	2002	2001	2000
Earnings:
Earnings (loss) from continuing operations before income taxes and cumulative effect of accounting change	$(761)	$(1,308)	$(3,860)	$(2,756)	$1,273

Add: Total fixed charges (per below)	1,755	1,643	1,745	1,618	1,313

Less: Interest capitalized	80	71	86	144	151

Total earnings (loss)	$914	$264	$(2,201)	$(1,282)	$2,435

Fixed charges:
Interest	$822	$665	$655	$515	$450

Portion of rental expense representative of the interest factor	869	930	1,053	1,076	844

Amortization of debt expense	64	48	37	27	19

Total fixed charges	$1,755	$1,643	$1,745	$1,618	$1,313

Ratio of earnings to fixed charges	—	—	—	—	1.85

Coverage deficiency	$841	$1,379	$3,946	$2,900	—